VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this "**Agreement**"), dated as of December 23, 2024, by and among the Persons listed on <u>Schedule A</u> hereto (each a "**Shareholder**" and collectively, the "**Shareholders**") in each such person's capacity as a shareholder of Despegar.com, Corp., a British Virgin Islands business company with limited liability with BVI company number 1936519 (the "**Company**"), and MIH Internet Holdings B.V., a Netherlands private limited liability company (*besloten vennootschap*) ("**Parent**"). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, in order to induce Parent and MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability with BVI company number 2165599 and a wholly owned subsidiary of Parent ("**Merger Sub**") to enter into an Agreement and Plan of Merger dated as of the date hereof (the "**Merger Agreement**") with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of Shares and the number of Series A Preferred Shares that such Shareholder beneficially owns and are set forth next to such Shareholder's name on <u>Schedule A</u> hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder's "**Subject Shares**").

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
GRANT OF PROXY; VOTING AGREEMENT

Section 1.01. *Voting Agreement*. Beginning on the date hereof until the Expiration Date (as defined below), each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, including the Company Shareholders' Meeting, however called, and at any adjournment thereof, at which the Merger Agreement, the Plan of Merger (or any amended version thereof), or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and, if applicable, in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent (if applicable) or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or, if applicable, consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or, if applicable, action by written consent (i) in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the approval and authorization (as applicable) of the Merger Agreement, the Plan of Merger (or any amended version thereof), the Merger, the Transactions and any actions related thereto, and (iii) against any (1) Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company (except as contemplated by the Merger Agreement), (3) action or agreement the consummation of which would reasonably be expected to interfere with, prevent or delay the consummation of the Transactions, (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement, and (5) any change in the membership of the Company Board unless approved by Parent. Any Shareholder acting by written consent shall provide the Company and Parent with at least five Business Days' written notice prior to signing the action proposed to be taken by written consent with respect to any Subject Shares. Without limitation to the generality of the foregoing and subject to the terms of this Agreement, with respect to each Shareholder holding Series A Preferred Shares, such Shareholder further irrevocably and unconditionally agrees that it shall vote (or cause to be voted), in person or by proxy, or if applicable, execute and deliver (or cause to be delivered) to Parent and the Company a written consent with respect to all Series A Preferred Shares that such Shareholder is entitled to vote at the same time of any vote or, if applicable, action by written consent, in favor of the Series A Preferred Shareholder Approval and sign and deliver any action proposed to be taken by written consent with respect to any Subject Shares in relation to providing class consent to any actions required in respect of the Merger Agreement, the Articles of Merger, the Plan of Merger, all agreements related to the Merger, any removal of a Series A Preferred Director (as defined in the memorandum and articles of association of the Company), each of which as required to permit the Company Board to be composed of only those directors contemplated by the Merger Agreement at the Effective Time. Each Shareholder holding Series A Preferred Shares shall (i) act in good faith and cooperate with the Company to enable the Preferred Shareholder Meeting to be held as soon as reasonably practicable (and on short notice to the extent practicable) and by conference call and/or videoconference (as convenient); and (ii) attend the Preferred Shareholder Meeting for the purposes of providing the Series A Preferred Shareholder Approval as contemplated by the Merger Agreement. No reference in the Merger Agreement to the Series A Preferred Shareholder Approval not being obtained shall relieve any Shareholder holding Series A Preferred Shares from providing the Series A Shareholder Approval.

Section 1.02. *Irrevocable Proxy*. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder's name, to vote, express consent (if applicable) or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Subject Shares if such Shareholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement with respect to its Subject Shares solely with respect to the matters set forth in Section 1.01. The proxy granted by such Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall be automatically revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy during the term of this Agreement with respect to any Subject Shares that is inconsistent with the proxy granted pursuant to this Section 1.02. Any attempt by such Shareholder to grant a proxy, vote, consent (if applicable) or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and *void ab initio*.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder on its own behalf represents and warrants to Parent, severally and not jointly, as of the date hereof with respect to such Shareholder, that:

Section 2.01. *Corporate Authorization; Binding Agreement.* The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject, in the case of enforceability, to the Enforceability Exceptions. If such Shareholder is married and the Subject Shares set forth on Schedule A hereto opposite such Shareholder's name constitute community property under applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder's spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair or otherwise materially and adversely impact such Shareholder's ability to perform its obligations hereunder.

Section 2.02. *Non-Contravention.* The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any Contract to which such Shareholder is a party, in each case of this clause (iii), other than such consents, payments, notices to, or other actions that (A) have been duly obtained prior to the execution and delivery of this Agreement or (B) would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair such Shareholder's ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien (other than Permitted Liens and any Liens created by this Agreement) on any asset of such Shareholder (including the Subject Shares).

Section 2.03. *Ownership of Shares.* Such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens, rights, understandings or arrangements or any other limitations or restrictions whatsoever, including any restriction on the right to vote or otherwise dispose of the Subject Shares (other than Permitted Liens and any Liens created by this Agreement). Except for this Agreement, none of the Subject Shares is subject to any voting trust or other Contract with respect to the voting of such Subject Shares. Except as provided in Article 1 of this Agreement, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder's Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder's Subject Shares. Except for this Agreement, none of such Shareholder's Subject Shares are subject to any voting agreement, voting trust or other Contract, including any proxy, consent or power of attorney. For purposes of this Agreement, "**beneficial ownership**" and "**beneficially own**" and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.

Section 2.04. *Total Shares.* Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any Equity Interests of the Company.

Section 2.05. *Reliance.* Such Shareholder acknowledges that such Shareholder is a sophisticated investor with respect to its Subject Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and the Merger Agreement and has, independently and without reliance upon any other Person, and based on such information as such Shareholder has deemed appropriate, made his, her or its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder's own choosing prior to executing this Agreement.

Section 2.06. *Absence of Litigation.* Such Shareholder represents that there is no Action pending or, to the knowledge of such Shareholder, threatened against or affecting (i) such Shareholder or any of its properties or assets (including such Shareholder's Subject Shares) or (ii) any of its controlled Affiliates or any of their respective properties or assets, in each case before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement or otherwise adversely impact such Shareholder's ability to perform its obligations hereunder in a timely manner.

Section 2.07. *Other Agreements.* Except for this Agreement, such Shareholder represents that such Shareholder has not taken any action that would or would reasonably be expected to (i) constitute or result in a breach hereof, (ii) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect, or (iii) have the effect of preventing such Shareholder from performing any of its obligations under this Agreement.

Section 2.08. *Finder's Fees.* No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder's capacity as such.

Section 2.09. *No Other Representations.* Such Shareholder acknowledges and agrees that other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Shareholder as follows:

Section 3.01. *Corporation Authorization.* The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, in the case of enforceability, to the Enforceability Exceptions.

Section 3.02. *Non-Contravention.* The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the deed of incorporation and articles of association of Parent, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any Contract to which Parent is a party, in each case of this clause (iii), other than such consents, payments, notices to, or other actions that (A) have been duly obtained prior to the execution and delivery of this Agreement or (B) would not reasonably be expected to, individually or in the aggregate, prevent, delay or impair Parent's ability to perform its obligations hereunder.

Section 3.03. *No Other Representations.* Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 4
COVENANTS OF SHAREHOLDERS

Each Shareholder hereby covenants and agrees that:

Section 4.01. *No Proxies for or Encumbrances on Subject Shares.*

(a)   Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, powers of attorney, or any other authorizations or consents, or enter into any voting trust or other Contract with respect to the voting of any Subject Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any Contract with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a "**Transfer**" (which defined term includes derivations of such defined term)), (iii) otherwise permit any Liens to be created on any of such Shareholder's Subject Shares or (iv) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder's Subject Shares; provided that nothing herein shall prohibit a Shareholder from the following: (A) if such Shareholder is an individual, make Transfers of the Subject Shares (w) to any trust for the direct benefit of such Shareholder or the immediate family of such Shareholder, (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such Shareholder, (y) by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, or (z) to the Company to cover tax withholding obligations of such Stockholder in connection with the vesting of any Company RSU, provided that the underlying Subject Shares held by such Shareholder shall continue to be subject to the restrictions and obligations set forth in this Agreement, or (B) Transfer Subject Shares to an Affiliate controlled by funds holding such Shareholder's Subject Shares (any such Transfer, a "**Permitted Transfer**"); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of such Shareholder under, this Agreement with respect to the Subject

Shares so Transferred by executing and delivering a joinder agreement, in form and substance reasonably acceptable to Parent.

(b)   Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise including its successors or permitted assigns and if any involuntary Transfer of any of such Shareholder's Subject Shares shall occur (including a sale by such Shareholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder's Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Such Shareholder agrees that it shall not, and shall cause each of its controlled Affiliates not to, become a member of a "group" (as defined under Section 13(d) of the Exchange Act) with respect to any equity interests in the Company for the purpose of opposing or competing with or taking any actions inconsistent with the Transactions. Each Shareholder hereby agrees not to request that the Company register the Transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder's Subject Shares in violation of this Agreement (and to refuse to record any such Transfer in the Company's register of members). Such Shareholder shall not seek or solicit any such Transfer and agrees to notify Parent promptly, and to provide all details requested by Parent, if such Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

Section 4.02. *Other Offers.*

(a)   No Shareholder shall take any action that the Company would then be prohibited from taking under Section 6.03 of the Merger Agreement.

(b)   Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with an Acquisition Proposal or a Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 6.03 of the Merger Agreement.

Section 4.03. *Appraisal Rights.* Each Shareholder hereby irrevocable waives and agrees not to exercise any rights (including under Section 179 of the BVI Act) it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the Merger.

Section 4.04. *Actions.* Each Shareholder hereby agrees not to commence or participate in any Action or claim, whether derivative or otherwise, against Parent, Merger

Sub, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the Transactions, including any such claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (ii) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the Transactions, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; *provided* that the foregoing shall not limit a Shareholder from (A) participating as a defendant or asserting counterclaims in response to any claims commenced against such Shareholder relating to this Agreement, the Merger Agreement or the Transactions or (B) asserting a claim against Parent or Merger Sub for breach of this Agreement or, to the extent permitted by the Merger Agreement and applicable Law, the Merger Agreement.

Section 4.05. *Notice of Certain Events*. Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.

Section 4.06. *Adverse Actions*. Each Shareholder hereby covenants and agrees that such Shareholder shall not, at any time prior to the Expiration Date, (a) take, agree or commit to take any action that could reasonably be expected to make any representation and warranty of such Shareholder contained in this Agreement inaccurate in any material respect as of any time during the term of this Agreement, (b) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or (c) take any action that would prevent, delay, or would reasonably be expected to delay in any material respect the Transactions.

Section 4.07. *Adjustments*. In the event of any share split, division of shares, share dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the shares of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the Company Securities received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.07, as though they were Subject Shares hereunder.

Section 4.08. *Directors and Officers*. Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder's actions, omissions, judgments or decisions as a director or officer, as applicable, of the Company or any of its Subsidiaries, including any action permitted by Section 6.03 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder, affiliate or designee's capacity as member of the director or officer of the Company or any of its Subsidiaries shall violate any of such Shareholder's agreements or obligations under this Agreement. Parent shall not assert any claim that any action taken by such Shareholder in his capacity as a director or officer of the Company or any of its Subsidiaries violates any provision of this Agreement.

Section 4.09. *Disclosure*. Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary or desirable in connection with the Merger and the Transactions, such Shareholder's identity and ownership of Subject Shares and the nature of such Shareholder's commitments and obligations under this Agreement.

Section 4.10. *Additional Shares*. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Subject Shares and subject to the provisions of this Agreement, the number of Shares held by such Shareholders shall be deemed amended accordingly, and such Shares or voting interests shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.

ARTICLE 5
MISCELLANEOUS

Section 5.01. *Other Definitional and Interpretative Provisions*. When a reference is made in this Agreement to a Schedule, an Article or a Section, such reference shall be to a Schedule, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to "days" shall mean "calendar days" unless expressly stated otherwise. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

Section 5.02. *Further Assurances.* Parent and each Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.03. *No Ownership Interest.* Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.

Section 5.04. *Notices.* All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service or by email transmission (upon confirmation of receipt and provided that if sent by email transmission prior to 6:00 p.m. recipient's local time, upon transmission (provided that no "bounce back" or similar message of non-delivery is received with respect thereto) or if sent by email transmission after 6:00 p.m. recipient's local time and no "bounce back" or similar message of non-delivery is received with respect thereto, the Business Day following the date of transmission) to the respective parties at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 5.04):

if to Parent, to:

MIH Internet Holdings B.V.
Symphony Offices
Gustav Mahlerplein 5
1082 MS
Amsterdam, Netherlands
Attention: [**]
Email: [**]

with a copy (which shall not constitute notice) to:

MIH Internet Holdings B.V.
Symphony Offices
Gustav Mahlerplein 5
1082 MS

Amsterdam, Netherlands
Attention: [**]
Email: [**]
        nick.conway@prosus.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: [**]
Email: [**]

if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with a copy to (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP
599 Lexington Avenue
New York, NY 10022
Attention: [**]
Email: [**]

Section 5.05. *Amendments; Termination*. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall automatically terminate without further action of any party hereto upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to any Shareholder, any amendment to the Merger Agreement that reduces the amount of or changes the form of, or imposes any material restrictions or conditions on the payment of, the Merger Consideration or extends the Outside Date, in each case, unless such amendment has been consented to by such Shareholder, or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iii) being referred to herein as the "**Expiration Date**"). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for such party's material breach of, or material failure to perform, a covenant or other agreement contained in this Agreement, that is a consequence of an act or omission undertaken by such breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement that occurred prior to the Expiration Date.

Section 5.06. *Expenses*. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.07. *Successors and Assigns*. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 5.08. *Governing Law*. This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that, (i) the provisions of the BVI Act applicable to the authorization, effectiveness and effects of the Merger will apply to the Merger and (ii) the applicable Law of the British Virgin Islands shall apply to the standard of conduct governing the acts by the Company Board and the Transaction Committee in connection with this Agreement, including with respect to compliance with statutory and fiduciary duties.

Section 5.09. *Jurisdiction*. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 5.04; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5.04 shall be deemed effective service of process on such party.

Section 5.10. *WAIVER OF JURY TRIAL*. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN

INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS <u>SECTION 5.10</u>.

Section 5.11. *Counterparts; Effectiveness.* This Agreement may be executed and delivered in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by a scanned page via email (including by any electronic signature complying with the U.S. ESIGN Act of 2000 (e.g., DocuSign)) shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 5.12. *Severability.* If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 5.13. *Specific Performance.* The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this <u>Section 5.13</u>, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party hereto hereby waives and agrees not to assert any objections to any remedy referred to in this <u>Section 5.13</u> (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PARENT

MIH Internet Holdings B.V.

By: _/s/ Serge de Reus_____
    Name: Serge de Reus
    Title: Director
    Signing Location: Eindhoven

LCLA DAYLIGHT LP

By: CALA 2 Managers Ltd, its General
    Manager

By: _/s/ Dirk Donath_____
    Name: Dirk Donath
    Title: Director

By: _/s/ Nilesh Lakhani_____
    Name: Nilesh Lakhani

By: _/s/ Damián Scokin_____
    Name: Damián Scokin

By: _/s/ Michael Doyle_____
    Name: Michael Doyle

By: _/s/ Martín Rastellino_____
    Name: Martín Rastellino

[Voting and Support Agreement Signature Page]

Schedule A

Name of Shareholder	Subject Shares	Address for Notices (including email)
LCLA Daylight LP	7,992,759 Ordinary Shares 150,000 Series A Preferred Shares	LCLA Daylight LP c/o Catterton Latin America Management, LLC 30 Rockefeller Plaza, Suite 5405 New York, NY 10112 Attn: [**]
Nilesh Lakhani		c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: [**] Email: [**]
Damián Scokin		c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: [**] Email: [**]
Martín Rastellino		c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: [**] Email: [**]
Michael Doyle		c/o Despegar.com, Corp. 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Attn: [**] Email: [**]